

March 21, 2011

Dale E. Oberkfell
Chief Financial Officer
Reliance Bancshares, Inc.
10401 Clayton Road
Frontenac, Missouri 63131

  Re: **Reliance Bancshares, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 26, 2010
    File No. 00-52588

Dear Mr. Oberkfell:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Hugh West
        Accounting Branch Chief